UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Frank’s International N.V.

(Name of Issuer)

Common Stock, par value €0.01 per share

(Title of Class of Securities)

N33462 107

(CUSIP Number)

Brian D. Baird

10260 Westheimer Rd., Suite 700

Houston, Texas 77042

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Mosing Holdings, Inc.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,976,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,976,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,976,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.7%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. FWW B.V.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,024,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,024,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,024,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.6%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald Keith Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,100*
	8.	Shared Voting Power 172,050,000*
	9.	Sole Dispositive Power 30,100*
	10.	Shared Dispositive Power 172,050,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,080,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Steven Brent Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 172,000,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 172,000,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Kirkland D. Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,000*
	8.	Shared Voting Power 172,000,000*
	9.	Sole Dispositive Power 15,000*
	10.	Shared Dispositive Power 172,000,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,015,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald E. Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 50,000*
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. William Bradford Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 10,000*
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value €0.01 per share (the “Common Stock”), of Frank’s International N.V., a limited liability company organized under the laws of The Netherlands (the “Issuer”). The Issuer’s principal executive offices are located at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands, and the Issuer’s primary U.S. offices are located at 10260 Westheimer Rd., Suite 700, Houston, Texas 77042.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by (i) Mosing Holdings, Inc., a Delaware corporation (“Mosing Holdings”), (ii) FWW B.V., a private limited liability company organized under the laws of The Netherlands (“FWW”), (iii) Donald Keith Mosing, (iv) Steven Brent Mosing , (v) Kirkland David Mosing, (vi) Donald E. Mosing and (vi) William Bradford Mosing (and, together with Donald Keith Mosing, Steven Brent Mosing, Kirkland David Mosing, Donald E. Mosing and William Bradford Mosing, the “Individual Filers”). The Individual Filers together with Mosing Holdings and FWW are referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 23, 2013, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal office of Mosing Holdings is 10260 Westheimer Rd., Houston, Texas 77042. The address of the principal office of FWW is Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands.

(c) Information with respect to each of the Individual Filers, including name, business address, citizenship, present principal occupation or employment and the organization in which their employment is conducted is listed on the attached Schedule I, which is incorporated in this Schedule 13D by reference. Information with respect to the executive officers and directors of Mosing Holdings and FWW, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule II, which is incorporated in this Schedule 13D by reference.

Mosing Holdings and FWW are entities that were formed by members of the Mosing family for purposes of holding ownership in the Frank’s International family of companies.

(d) During the last five years, none of the Reporting Persons nor any executive officer or director of Mosing Holdings or FWW has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons nor any executive officer or director of Mosing Holdings or FWW was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such law.

(f) Mosing Holdings is an entity properly organized under the laws of the State of Delaware. FWW is an entity properly organized under the laws of The Netherlands. Each of the Individual Filers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

FWW was the owner of 119,024,000 shares of Common Stock prior to the Issuer’s initial public offering of Common Stock (the “IPO”). Prior to the closing of the IPO, the Issuer completed a corporate reorganization (the “Reorganization”) pursuant to that certain Global Transaction Agreement, dated as of July 22, 2013, between the Issuer and Mosing Holdings (the “Global Transaction Agreement”). In connection with the Reorganization, Mosing Holdings contributed all of the outstanding membership interests in certain of its wholly owned subsidiaries, Frank’s International, LLC, Frank’s Casing Crew & Rental Tools, LLC and Frank’s Tong Service, LLC, in exchange for 52,976,000 shares of the Issuer’s Series A preferred stock, par value €0.01 per share (the “Preferred Stock”).

Shares of Common Stock purchased by Donald Keith Mosing, Kirkland David Mosing, Donald E. Mosing and William Bradford Mosing were purchased using personal funds in aggregate amounts of $1,762,938; $330,000; $1,100,000; and $220,000, respectively. For a disclaimer of beneficial ownership of certain of these shares, see Item 5(a) below.

Item 4.	Purpose of Transaction

The acquisitions of Common Stock and Preferred Stock (as applicable) by the Reporting Persons were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through exercise of their rights to nominate directors to the Issuer’s Supervisory Board of Directors (the “Supervisory Board”) (pursuant to the Voting Agreement and Articles described in Item 6 below) and through their voting rights with respect to all of their shares of Common Stock and Preferred Stock.

As described in Item 6 below, pursuant to the FICV Partnership Agreement (as defined below), holders of the Issuer’s Preferred Stock will have the right to convert all or a portion of their Preferred Stock into the Issuer’s Common Stock at any time by delivery to the Issuer of an equivalent number of FICV Portions (as defined below).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer or seek conversion of the Preferred Stock into Common Stock.

The Issuer currently anticipates appointing two additional directors to its Supervisory Board to satisfy the New York Stock Exchange requirements for audit committee membership. As described in Item 6 below, each shareholder who is a party to the Voting Agreement (as defined below) has agreed to vote all of their shares of Common Stock and Preferred Stock for the election of directors in the manner specified by a designated shareholder representative, which is initially Donald Keith Mosing, the Issuer’s President and Chief Executive Officer. Pursuant to the Issuer’s Articles (as defined below), the Mosing family will have the right to recommend one director for nomination to the Supervisory Board for each 10% of the outstanding Common Stock and Preferred Stock they collectively beneficially own, up to a maximum of five directors.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) To the best knowledge of the Reporting Persons, as of August 14, 2013, there were 153,524,000 shares of Common Stock outstanding and 52,976,000 shares of Preferred Stock outstanding. By virtue of the Voting Agreement more fully described in Item 6 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934 and, for purposes of qualifying the Issuer as a “controlled company,” pursuant to the rules of the New York Stock Exchange. As a group, the Reporting Persons beneficially own in the aggregate 172,155,100 shares of Common Stock (assuming the conversion of the 52,976,000 shares of Preferred Stock into Common Stock on a one-for-one basis as described in Item 6 below), representing 83.4% of the total outstanding shares of Common Stock on an as-converted basis (or 77.6% if none of the Preferred Stock is converted into Common Stock). Individually, the aggregate number and percentage of class of the Common Stock beneficially owned by the reporting persons include: (1) 52,976,000 shares of Common Stock beneficially owned by Mosing Holdings, representing 25.7% of the outstanding Common Stock, (2) 119,024,000 shares of Common Stock beneficially owned by FWW, representing 57.6% of the outstanding Common Stock, (3) 172,080,100 shares of Common Stock beneficially owned by Donald Keith Mosing, representing 83.3% of the outstanding Common Stock, (4) 172,000,000 shares of Common Stock beneficially owned by Steven Brent Mosing, representing 83.3% of the outstanding Common Stock, (5) 172,015,000 shares of Common Stock beneficially owned by Kirkland David Mosing, representing 83.3% of the outstanding Common Stock, (6) 50,000 shares of Common Stock beneficially owned by Donald E. Mosing, representing less than 1% of the outstanding Common Stock and (7) 10,000 shares of Common Stock beneficially owned by William Bradford Mosing, representing less than 1% of the outstanding Common Stock.

The 172,080,100 shares of Common Stock listed above as beneficially owned by Donald Keith Mosing includes 50,000 shares of Common Stock held indirectly through his spouse and 5,100 shares of Common Stock held indirectly through his children. Donald Keith Mosing disclaims beneficial ownership of these 55,100 shares of Common Stock. The 172,015,000 shares of Common Stock listed above as beneficially owned by Kirkland David Mosing are held through his spouse. Kirkland David Mosing disclaims beneficial ownership of the 15,000 shares of Common Stock.

(b) Mosing Holdings does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 52,976,000 shares of Common Stock (assuming conversion). FWW does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 119,024,000 shares of Common Stock. Donald Keith Mosing has sole voting and sole dispositive power over 30,100 shares of Common Stock and has shared voting power and shared dispositive power over 172,050,000 shares of Common Stock. Steven Brent Mosing does not have sole voting or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 172,000,000 shares of Common Stock. Kirkland D. Mosing has sole voting and sole dispositive power over 15,000 shares of Common Stock and has shared voting power and shared dispositive power over 172,000,000 shares of Common Stock. Donald E. Mosing has sole voting and sole dispositive power over 50,000 shares of Common Stock and does not have shared voting power or shared dispositive power over any shares of Common Stock. William Bradford Mosing has sole voting and sole dispositive power over 10,000 shares of Common Stock and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c) On August 14, 2013, the Issuer completed the Reorganization pursuant to which Mosing Holdings received 52,976,000 shares of Preferred Stock. On August 14, 2013, in connection with the closing of the IPO (1) Donald Keith Mosing directly or indirectly purchased 80,000 shares of Common Stock through a directed share program (“DSP”) at a price of $22.00 per share and 100 shares of Common Stock on the open market at a price of $29.38 per share, (2) Kirkland David Mosing indirectly purchased 15,000 shares of Common Stock through the DSP at a price of $22.00 per share, (3) Donald E. Mosing directly purchased 50,000 shares of Common Stock through the DSP at a price of $22.00 per share and (4) William Bradford Mosing directly purchased 10,000 shares of Common Stock through the DSP at a price of $22.00 per share. For a disclaimer of beneficial ownership of certain of these shares, see Item 5(a) above.

(d) For certain disclaimers of beneficial ownership, see Item 5(a) above. Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

JOINT FILING AGREEMENT

A Joint Filing Agreement, dated August 23, 2013, by and among the Individual Filers, Mosing Holdings and FWW has been executed, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

The Issuer has adopted Amended and Restated Articles of Association (the “Articles”). Under the Articles, the Issuer’s Supervisory Board will consist of no more than nine individuals, and the Mosing family will have the right to recommend one director for nomination to the Supervisory Board for each 10% of the outstanding Common Stock and Preferred Stock they collectively beneficially own, up to a maximum of five directors. The Articles are filed as Exhibit 2 to this Schedule 13D and are incorporated herein by reference. This summary of the Articles is qualified in its entirety by reference to the text of Exhibit 2 hereto.

FICV PARTNERSHIP AGREEMENT

Pursuant to the Issuer’s Articles and the Limited Partnership Agreement of Frank’s International C.V., a limited partnership organized under the laws of The Netherlands (the “FICV Partnership Agreement”), Mosing Holdings (or its permitted transferees) has the right to convert all or a portion of its Preferred Stock into the Issuer’s Common Stock at any time by delivery to the Issuer of an equivalent number of FICV Portions, which portions are equal to the holder’s total limited partnership interest in FICV divided by the total number of issued and outstanding shares of the Issuer’s Preferred Stock (each such portion being referred to as an “FICV Portion”). In connection with such conversion, Mosing Holdings or its permitted transferees are entitled to receive an amount of cash equal to the par value of each share of Preferred Stock so converted plus any accrued but unpaid dividends thereon. The above mechanism is subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The FICV Partnership Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. This summary of the FICV Partnership Agreement is qualified in its entirety by reference to the text of Exhibit 3 hereto.

VOTING AGREEMENT

Mosing Holdings, FWW and the Individual Filers are parties to a voting agreement (the “Voting Agreement”) pursuant to which each party has agreed to vote all of their shares of Common Stock and Preferred Stock for the election of directors in the manner specified by a designated shareholder representative, which initially is Donald Keith Mosing, the Issuer’s President and Chief Executive officer. The Voting Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. This summary of the Voting Agreement is qualified in its entirety by reference to the text of Exhibit 4 hereto.

GLOBAL TRANSACTION AGREEMENT

Pursuant to the Global Transaction Agreement, Mosing Holdings contributed all of the outstanding membership interests in each of its wholly owned subsidiaries, which consist of Frank’s International, LLC, Frank’s Casing Crew & Rental Tools, LLC and Frank’s Tong Service, LLC, in exchange for 52,976,000 shares of Preferred Stock. The Global Transaction Agreement is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. This summary of the Global Transaction Agreement is qualified in its entirety by reference to the text of Exhibit 5 hereto.

REGISTRATION RIGHTS AGREEMENT

Mosing Holdings and FWW and certain of their transferees entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. The Registration Rights Agreement covers all 52,976,000 shares of Preferred Stock owned by Mosing Holdings and 119,024,000 shares of Common Stock owned by FWW. Pursuant to the Registration Rights Agreement, the parties to the agreement may cause the Issuer to register their shares of Common Stock under the Securities Act of 1933, as amended, and to maintain an effective shelf registration statement with respect to such shares. The Registration Rights Agreement is filed as Exhibit 6 to this Schedule 13D and is incorporated herein by reference. The summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 6 hereto.

LOCK-UP AGREEMENTS

Mosing Holdings, FWW and the Individual Filers have entered into Lock-Up Agreements with the representatives of the underwriters (the “Representatives”) of the IPO and have agreed that, subject to certain exceptions, without the prior written consent of the Representatives, that they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by them in accordance with the rules and regulations of the SEC and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of the Issuer’s other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after August 8, 2013. A form of the Lock-Up Agreement is filed as Exhibit 7 to this Schedule 13D and is incorporated herein by reference. The summary of the Lock-Up Agreement is qualified in its entirety by reference to the text of Exhibit 7 hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement for Schedule 13D (filed herewith)

Exhibit 2	Deed of Amendment to the Articles of Association of Frank’s International N.V., dated August 13, 2013 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K on August 19, 2013 (File No. 001-36053) and incorporated herein by reference)

Exhibit 3	Amendment No. 4 to the Limited Partnership Agreement of Frank’s International C.V., dated August 14, 2013 (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K on August 19, 2013 (File No. 001-36053) and incorporated herein by reference)

Exhibit 4	Voting Agreement, dated as of July 22, 2013, by and among Ginsoma Family C.V., FWW B.V., Mosing Holdings, Inc., and certain other parties thereto. (filed as Exhibit 10.12 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 on July 24, 2013 (File No. 333-188536), and incorporated herein by reference)

Exhibit 5	Global Transaction Agreement, dated as of July 22, 2013, between Frank’s International N.V. and Mosing Holdings, Inc. (filed as Exhibit 10.11 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 on July 24, 2013 (File No. 333-188536), and incorporated herein by reference)

Exhibit 6	Registration Rights Agreement, dated August 14, 2013, by and among Frank’s International N.V., Mosing Holdings, Inc. and FWW B.V. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on August 19, 2013 (File No. 001-36053) and incorporated herein by reference)

Exhibit 7	Form of Lock-Up Agreement (filed as Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on August 14, 2013 (File No. 001-36053) and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ FWW B.V., by Brian D. Baird
as attorney-in-fact	8/23/2013

Mosing Holdings, Inc.

By: /s/ Brian D. Baird	8/23/2013
Vice President, General Counsel and Secretary

/s/ Donald Keith Mosing, by Brian D. Baird as attorney-in-fact	8/23/2013

/s/ Donald E. Mosing, by Brian D. Baird as attorney-in-fact	8/23/2013

/s/ Steven Brent Mosing, by Brian D. Baird as attorney-in-fact	8/23/2013

/s/ Kirkland David Mosing, by Brian D. Baird as attorney-in-fact	8/23/2013

/s/ William Bradford Mosing, by Brian D. Baird as attorney-in-fact	8/23/2013

SCHEDULE I

The name and present principal occupation or employment of each Individual Filer is set forth below. The business address of each such person is 10260 Westheimer Rd., Houston, Texas 77042. Each such person is a citizen of the United States and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, Mosing Holdings or FWW).

Name	Present Principal Occupation or Employment
Donald Keith Mosing	Chairman of the Supervisory Board, Director, Chief Executive Officer and President of the Issuer
Steven Brent Mosing	Supervisory Director of the Issuer
Kirkland D. Mosing	Supervisory Director of the Issuer
Donald E. Mosing	Chairman Emeritus & Technical Advisor to the Board of Mosing Holdings, Inc.
William Bradford Mosing	Regional Manager of the Issuer

SCHEDULE II

The name and business address of each of the executive officers and directors of Mosing Holdings, Inc. and FWW B.V. are set forth below. The present principal occupation or employment of each of the executive officer and directors of Mosing Holdings, Inc. and FWW B.V are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, Mosing Holdings or FWW).

Mosing Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Donald Keith Mosing	Director, Chairman, President and Chief Executive Officer	(1)	United States
Steven Brent Mosing	Director	(1)	United States
Kirkland D. Mosing	Director	(1)	United States
Donald E. Mosing	Chairman Emeritus & Technical Advisor to the Board	(1)	United States
Mark G. Margavio	Vice President, Chief Financial Officer and Treasurer	(1)	United States
Brian D. Baird	Vice President, General Counsel and Secretary	(1)	United States

FWW B.V.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Donald Keith Mosing	Managing Director A	(1)	United States
Intertrust (Netherlands) B.V. (2)	Managing Director B	(3)	Netherlands

(1)	10260 Westheimer Rd., Houston, Texas 77042.
(2)	Intertrust (Netherlands) B.V. is a corporate service provider. Intertrust is controlled by four managing directors (Otgerus Joseph Anton van der Nap, Peter de Langen, Derk Jan Cornelius Niezing, and Nicole Josephina Johannes Maria Wolthuis-Geeraedts), none of whom has sole or shared voting or investment control over shares owned by Intertrust or FWW B.V.
(3)	Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands.